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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 18)*

Zapata Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

989070602

(Cusip Number)

WILLIAM SONDERICKER
MALCOLM I GLAZER FAMILY LIMITED PARTNERSHIP
270 COMMERCE DRIVE
ROCKESTER, NEW YORK 14623
(585) 359-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 989070602

1.	Name of Reporting Person: Malcolm I. Glazer Family Limited Partnership, a Nevada limited partnership		I.R.S. Identification Nos. of above persons (entities only): 86-0846220

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,259,138 shares

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,259,138 shares

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,259,138

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 51.9%

14.	Type of Reporting Person (See Instructions): PN

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     This Amendment No. 18 (“Amendment No. 18”) amends and supplements the Schedule 13D and statement attached thereto, as previously amended (“Schedule 13D”), filed on behalf of The Malcolm Glazer Trust and Malcolm I. Glazer (“Glazer” and together with the Malcolm I. Glazer Family Limited Partnership, the “Reporting Persons”) relating to the common stock, par value $.01 per share, of Zapata Corporation (“Zapata”), and is hereby filed on behalf of the Reporting Persons. All capitalized terms used in this Amendment No. 18 and not otherwise defined herein have the meanings previously ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds and Other Consideration

     The Glazer LP acquired the Zapata shares in the transaction described in Item 4 below with a capital contribution of personal funds from Mr. Glazer.

Item 4. Purpose of the Transaction

     On August 31, 2004, in a broker assisted open market transaction, the Glazer LP acquired 114,700 shares of Zapata common stock at $61.50 per share for an aggregate price of $7,054,050. These shares were acquired for investment purposes. At this time, the Reporting Persons do not have a present intention to acquire additional shares of Zapata, although they reserve the right to do so in open market transactions, private purchases or from treasury. Further, the Reporting Persons do not have the present intention or any plan or proposal to effect any of the transactions listed in Items 4(a)-(j) of Regulation 13D.

     The purpose of the acquisition was to increase the holdings of the Glazer LP in the securities of Zapata.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Persons are the beneficial owners of 1,259,138 shares of Zapata common stock, which constitutes approximately 51.9% of Zapata’s outstanding shares of common stock. This includes 32,500 shares purchasable presently or within 60 days after the date hereof by Glazer pursuant to options granted by Zapata to Glazer under certain stock option plans. The percentage given is based upon the 2,391,315 shares of Zapata common stock reported as outstanding as of August 2, 2004 by Zapata on its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004, plus the 32,500 shares purchasable presently or within 60 days after the date hereof pursuant to stock options granted to Glazer.

     (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover pages of this Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference. Additionally, the GP, as the sole general partner of the Glazer LP, has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of the Common Stock held by the Glazer LP.

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     (c) On August 31, 2004, in a broker assisted open market transaction, The Glazer LP acquired 114,700 shares of Zapata common stock for $61.50 per share. The Glazer LP acquired the Zapata shares with a capital contribution of personal funds from Glazer.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2004
Malcolm I. Glazer Family Limited Partnership
	By:	/s/ Malcolm I. Glazer
		Name:	Malcolm I. Glazer
		Title:	President of Malcolm I. Glazer GP, Inc., General Partner

/s/ Malcolm I. Glazer
Malcolm I. Glazer

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